SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       McNEIL REAL ESTATE FUND XXVII, L.P.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert A. McNeil
         13760 Noel Road, Suite 700, Dallas, Texas 75240, (214) 448-5800
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copies to:
                                W. Scott Wallace
                            Haynes and Boone, L.L.P.
                             3100 NationsBank Plaza
                                 901 Main Street
                            Dallas, Texas 75202-3789
                                 (214) 651-5000

                                 April 17, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A
                                  --------------

CUSIP No.  Not Applicable                         Page 2 of 5 Pages
- -------------------------                         -----------------

- --------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S.
              IDENTIFICATION NO. OF ABOVE PERSON

              Robert A. McNeil
              McNeil Partners, L.P.
- --------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)_X__
                                                                   (b)____

- --------------------------------------------------------------------------------
      3       SEC USE ONLY

- --------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              Robert A. McNeil:                   PF and BK
              McNeil Partners, L.P.:     WC
- --------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Robert A. McNeil    --   U.S.A.
              McNeil Partners, L.P.   --   Delaware
- --------------------------------------------------------------------------------
            NUMBER OF         7   SOLE VOTING POWER
             SHARES
          BENEFICIALLY            Robert A. McNeil   --    399,500 Units
            OWNED BY              McNeil Partners, L.P. --  10,800 Units
              EACH                See Item 5*
           REPORTING
             PERSON
              WITH
                              --------------------------------------------------
                              8   SHARED VOTING POWER

                                  See Item 5*.
                              --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER

                                  See Item 5*.
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  See Item 5.*

                                  * Voting and dispositive power is exercised on behalf of McNeil Partners, L.P. by its general partner, McNeil Investors, Inc., a Delaware corporation, which is wholly-owned by Robert
                                  A. McNeil.
- --------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Robert A. McNeil        --   399,500 Units
                McNeil Partners, L.P.   --    10,800 Units     See Item 5*.
- --------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES  ____

- --------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.78%
- --------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                IN, PN
- --------------------------------------------------------------------------------

                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------

         The Schedule 13D relating to Units of Limited Partnership Interest ("Units") of McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership ("Issuer") as filed by Robert A. McNeil ("Mr. McNeil") and McNeil Partners, L.P., a Delaware limited partnership ("MP") is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.
         -----------------------

                  Item 4 is hereby amended by adding the following thereto:

                  In response to unsolicited tender offers made by High River Limited Partnership, Riverdale Investors Corp., Inc. and Carl C. Icahn ("Mr. Icahn"), MP has from time to time explored possible courses of action which might have been available, including holding discussions and negotiations with other parties which were considering joining with MP or its affiliates in making a tender offer for units of other public real estate partnerships for which MP is the general partner and possibly for additional Units. In addition, between August 24, 1995 and September 6, 1995, Mr. McNeil, MP and Investors engaged in negotiations with Mr. Icahn and his affiliates regarding possible transactions between the parties which included, among other things, the sale of all the outstanding stock of Investors, Investors' general partner interest in MP and certain of Mr. McNeil's limited partnership interests in MP. The negotiations did not result in any agreement or understanding between the parties. At this time, MP is no longer considering the possibility of making a tender offer for Units. However, Mr. McNeil and Investors continue to explore possible courses of action, which may include, among other things, the sale of all or substantially all Mr. McNeil's interests in Investors and MP.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

                  Item 5 is hereby amended by adding the following thereto:

         (a) The aggregate number of Units owned by (i) Mr. McNeil is 399,500 and (ii) MP is 10,800. The 410,300 Units owned by Mr. McNeil and MP constitute 7.78% of the class of the securities identified pursuant to Item 1.

         (b) Mr. McNeil has the sole power to vote and to dispose of the 410,300 Units (subject to applicable restrictions on transferability contained in the Issuer's limited partnership agreement). As MP's sole general partner, Investors has the sole power to control the business affairs of MP and Robert A. McNeil, as the owner of all the stock of Investors, ultimately controls the business affairs of Investors.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1996



                            McNEIL PARTNERS, L.P.
                            By: McNeil Investors, Inc.,
                                its general partner


                            By: /s/ Robert A. McNeil
                               ---------------------------------
                            Name:    Robert A. McNeil
                            Title:   Co-Chairman of the Board



                             /s/ Robert A. McNeil
                             -----------------------------------
                             Robert A. McNeil